Exhibit 99.106

599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

January 28, 2021

VIA SEDAR

To:	The Ontario Securities Commission, as principal regulator
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island

Re:	The Valens Company Inc. - Prospectus Supplement dated January 28, 2021

We hereby consent to the reference to us under the heading "Legal Matters" in the prospectus supplement of The Valens Company Inc. dated as of the date hereof (the "Supplement"). We confirm that we have read the Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are derived from our opinions in the Supplement or that are within our knowledge as a result of the services we performed in the preparation of the Supplement.

Very truly yours,

Reed Smith LLP
New York, New York

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